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                 April 7, 2022

       Steve Slilaty
       Chief Executive Officer
       Sunshine Biopharma, Inc
       6500 Trans-Canada Highway, 4th Floor
       Pointe-Claire, Quebec, Canada H9R 0A5

                                                        Re: Sunshine Biopharma,
Inc
                                                            Registration
Statement on Form S-3
                                                            Filed on March 30,
2022
                                                            File No. 333-263998

       Dear Dr. Slilaty :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services